

March 18, 2013

<u>Via E-mail</u>
Mr. Paul F. DeSantis
Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

> **Re: Bob Evans Farms, Inc.**
> **Form 10-K for Fiscal Year Ended April 27, 2012**
> **Filed June 21, 2012**
> **Form 10-Q for Quarterly Period Ended October 26, 2012**
> **Filed November 30, 2012**
> **File No. 0-01667**

Dear Mr. DeSantis:

We have reviewed your response dated March 11, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-Q for Quarterly Period Ended October 26, 2012</u>

<u>Note 2. Acquisition, page 6</u>

1.   We have reviewed your response to our prior comment 3 and note the revisions included in the Form 10-Q for the quarterly period ended January 25, 2013 (i.e., Third Quarter Form 10-Q"). However, please amend your Form 10-Q for the quarterly period ended October 26, 2012 to either delete all references to the third party, as was done in your Third Quarter Form 10-Q, or you can accept responsibility for such valuation while indicating that you considered the report of a third-party valuation firm. This comment is also applicable to the reference made to Lazard in Note 3, Held for Sale. Please file the amendment as soon as practicable.

Paul F. DeSantis
Bob Evans Farms, Inc.
March 18, 2013
Page 2

2.   As reported in your Third Quarter Form 10-Q, we note that effective February 15, 2013, you completed the sale of the Mimi's Café operating segment. Please tell us, using the guidance in FASB ASC 205-20-45 and the examples at paragraphs 205-55-28 through 55-79, the consideration given to reporting the sale of Mimi's Café as discontinued operations. Describe the nature of the transitional services agreement in your response. Also, please confirm that you will provide discussion of any gain or loss on disposal.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ Lyn Shenk for

David R. Humphrey
Accounting Branch Chief